UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

June 16, 2023

Commission File Number: 000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Suite 901, Tesbury Centre

28 Queen’s Road East

Wanchai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K and other reports filed by the Company from time to time with the Securities and Exchange Commission (collectively the “Filings”) contain or may contain forward-looking statements and information that are based upon beliefs of, and information currently available to, the Company’s management as well as estimates and assumptions made by the Company’s management. When used in the filings the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan” or the negative of these terms and similar expressions as they relate to the Company or the Company’s management identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

RESIGNATION OF CURRENT NON-EXECUTIVE INDEPENDENT DIRECTOR,

CHAIRMAN OF THE AUDIT COMMITTEE AND MEMBER OF THE

COMPENSATION AND NOMINATION COMMITTEES

Effective June 16, 2023, the Board of Directors of the Company accepted the resignation of Ms. Daphne Huang from her position as a non-executive independent member of the Board of Directors of the Company. The Company simultaneously accepted the resignation of Ms. Huang as the chairman of the Audit Committee and as a member of the Compensation Committee and the Nomination Committee.

APPOINTMENT OF NON-EXECUTIVE INDEPENDENT DIRECTOR, CHAIRMAN

OF THE COMPENSATION COMMITTEE AND MEMBER OF THE AUDIT

AND NOMINATION COMMITTEES

On June 16, 2023, the Board of Directors received the consent of Dr. Chinghai Ning to serve as a non-executive independent member of the Board of Directors of the Company, determined that Dr. Ning meets the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act and appointed him a non-executive independent director effective June 16, 2023.

Effective June 16, 2023, the Board of Directors removed Mr. Chi Wai Tse as the chairman of the Compensation Committee and appointed Dr. Ning as the chairman of the Compensation Committee and as a member of the Audit Committee and the Nomination Committee.

APPOINTMENT OF NEW CHAIRMAN OF THE AUDIT COMMITTEE

Effective June 16, 2023, the Board of Directors appointed Mr. Chi Wai Tse, a current non-executive independent director of the Company, as the chairman of the Audit Committee to fill the vacancy left by Ms. Huang. The Board of Directors determined that Mr. Tse possesses sufficient accounting and related financial management experience to qualify him as an “audit committee financial expert” as defined by the rules and regulations of the SEC and further that Mr. Tse satisfies the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act.

BIOGRAPHY OF DR. CHINGHAI NING

Chinghai Ning. Dr. Ning, age 51, was appointed as an independent non-executive director effective June 16, 2023. He will be responsible for providing independent judgment on issues of strategy, policy, performance, accountability, resources, key appointments and standard of conduct. Dr. Ning is also the chairman of the Compensation Committee and a member of the Audit and Nomination Committees.

Dr. Ning has over 30 years of experience serving in the medical field. While attending medical school at the University of Buenos Aires, Argentina, Dr. Ning was: (i) employed as a counselor in the Department of Biophysics from 1994-1995; (ii) assistant professor at the Department of Biophysics from 1996-1997; (iii) lab director for the Department of Biophysics from 1998-2001; and (iv) intern at the Federal Police Hospital Churruca Vizca from 1997-1999. After graduation in 1999, Dr. Ning was employed as an associate professor of physics science in the Department of Radiology at the University of Buenos Aires, Argentina from 1999-2001, a resident physician at the Federal Police Hospital Churruca Vizca from 1999-2002 and a doctor at IOMA where he reviewed medical insurance claims from 2002-2003.

From approximately 2003 through 2011, Dr. Ning was employed as a medical director at Argentina DANDT S.A., an importer and seller of medical equipment, devices and consumables, where he worked with import and wholesale, among other things. Subsequently, Dr. Ning served as the director of the purchasing department, where he was responsible for managing foreign trade, and as a vice-president responsible for the planning, strategy and design of all of the company’s product marketing.

From 2011 to 2013, Dr. Ning was employed as the project supervisor of the U.S. in China at OSG Holding Corporation, where he was responsible for orchestrating financing in China. From 2013 through 2016, he was employed at Anhui ZST, an import/export company, where he was responsible for the sale of medical consumables in Latin America. Since 2016, Dr. Ning has been employed by SOMECO Electronic S.A., where he is responsible for all of China. Dr. Ning has also been made an independent partner in that company. In addition, Dr. Ning is the chief representative of Argentina’s Salta province in China where he is responsible for promoting bilateral relations and developing economic trade between the sister cities.

Dr. Ning received his medical degree from the University of Buenos Aires, Argentina, in 1999. He is a Member of the Argentina China Industry and Commerce Association.

EXHIBITS.

Exhibit	Description

10.1	Director’s Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2023	ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

/s/ CHANG Ting Ting Tina
Name: CHANG Ting Ting Tina Title: Chief Executive Officer and Director

/s/ PANG Fung Ming
PANG Fung Ming
Chief Financial Officer and Director